SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant ’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated May 22, 2008 reports a net profit for the first quarter of 2008.

Van der Moolen Reports a Net Profit for the First Quarter of 2008

AMSTERDAM, The Netherlands--(BUSINESS WIRE)--Van der Moolen Holding N.V. (Pink Sheets:VDMHY) (Amsterdam:VDMN) (liquidity provider and institutional broker in equities, bonds and related instruments in Europe and in the US and electronic markets access provider with OnlineTrader), today reported a net profit of € 4.0 million (before preferred financing dividend) for the first quarter of 2008 compared with a € 70.8 million loss in the fourth quarter of 2007 and a loss of € 4.4 million in the first quarter of 2007.

Key items Q1 2008

  Solid performance of European activities: € 28.5 million revenues and € 9.2 million operating margin;
  Significant increase contribution US activities: € 4.2 million revenues and € 0.5 million operating margin;
  Overall operating profit amounting to € 6.1 million in Q1 2008, compared to € 1.7 million Q1 2007 and an operating loss of € 1.7 million in Q4 2007;
  Net profit impacted by a tax charge of € 1.2 million, caused by the combined effect of decline in the unrealized gain on the NYSE Euronext shares in Q1 2008 and the absence of a deferred tax asset position in the US;
  Net profit attributable to common shares € 3.1 million in Q1 2008, due to € 0.9 million preferred financing dividend;
  Total number of shares repurchased under the repurchase program 4,576,125 for a total consideration of € 12,860,419;
  Profit per common share € 0.07 in Q1 2008 compared to a loss of € 0.09 in Q1 2007; and
  Launch of retail activities in the UK through a joint venture with Sycap group under the name VDM Global Markets envisaged in the months ahead.

Richard den Drijver, CEO of Van der Moolen Holding N.V. commented:

‘’We can see the effect of the restructuring efforts in 2007 as we are reporting a profitable quarter for the first time after two years of losses. Focus on high margin activities and alignment of activities towards our strategic goals have resulted in a net profit of € 4.0 million in the first quarter of 2008. We are looking with confidence to the developments in the full year 2008, although we realize that the implementation of our ambitions will require significant efforts.”

Key Figures
Euro millions	1st quarter 2008	1st quarter 2007	4th quarter 2007

Revenues	32.7	29.9	24.5
Operating profit (loss)	6.1	1.7	(1.7)
Profit (loss) for the period from continuing operations	4.6	0.9	(1.8)
Profit (loss) for the period from discontinued operations	(0.6)	(5.3)	(69.0)
Profit/(loss) for the period	4.0	(4.4)	(70.8)
Guarantee capital	103.0	279.5	118.5
Per common share data (Euro x 1)
(Diluted) Profit (loss) from continuing operations per common share	0.08	0.00	(0.06)
(Diluted) profit (loss) from discontinued operations per common share	(0.01)	(0.09)	(1.48)
(Diluted) Profit (loss) per common share	0.07	(0.09)	(1.54)

Average US dollar/Euro rate	0.67	0.76	0.69

Results for the first quarter 2008

Revenues

At € 32.7 million, our reported revenues in the first quarter of 2008 are 33% higher than in the fourth quarter of 2007 and 9% above those earned in the first quarter of 2007.

On a geographical basis, the revenues can be depicted as follows:

SEGMENTAL
Van der Moolen Holding N.V.	Q1	Q1	Q4
Revenue breakdown in millions of Euros	2008	2007	2007
USA	4.2	1.3	2.8
Europe	28.5	28.6	21.7
Total revenues	32.7	29.9	24.5

Compared to the fourth quarter of 2007 revenues increased by € 8.2 million of which € 6.8 million is related to our European activities. In the US, VDM Capital Markets, LLC showed increased revenues of € 1.3 million.

The increase in revenues compared to the first quarter of 2007 is fully attributable to our US activities, which contributed € 4.2 million in the first quarter of 2008 compared to € 1.3 million in the first quarter of 2007. The activities of R&H Securities, LLC were acquired in the second half of 2007 and contributed € 1.2 million in the first quarter of 2008. Our other US activities reported higher revenues of € 1.7 million, mainly resulting from our trading activities in VDM Capital Markets, LLC.

Operating expenses

Total operating expenses in the first quarter of 2008 were € 0.3 million higher than recognized in the fourth quarter of 2007 and € 1.6 million lower compared to the first quarter of 2007. Factors that strongly influenced the comparison with the fourth quarter and/or first quarter of 2007 are set out below.

  Exchange, clearing and brokerage fees decreased by € 0.6 million compared to the fourth quarter of 2007 and € 3.1 million compared to the first quarter of 2007. In % of the revenues, the exchange, clearing and brokerage fees declined from 30.1% in the first quarter of 2007 and 26.5% in the fourth quarter of 2007 to 18.0% in the first quarter of 2008. This decline is caused by the high contribution of revenues resulting from activities with relatively low exchange, clearing and brokerage fees in the first quarter of 2008.
  Employee benefit expenses increased by € 2.8 million and € 1.2 million compared to the fourth quarter of 2007 and the first quarter of 2007, respectively. The increase compared to the fourth quarter of 2007 is mainly due to an increase of € 2.1 million in variable employee benefit expenses as a result of the better performance of the activities in the first quarter of 2008. In addition, fixed employee benefits expenses increased by € 0.7 million, mainly due to the increase of salary expenses and new personnel.

Compared to the first quarter of 2007, variable employee benefit expenses increased by EUR 0.7 million, mainly due to the reasons mentioned above. Fixed employee benefit expenses increased by EUR 0.5 million, mainly due to increased salary expenses, partly offset by a non-recurring severance payment recorded in the first quarter of 2007.

  In the fourth quarter of 2007, an impairment charge of € 0.9 million on continuing activities was recorded. In the first quarter of 2008 and 2007, no impairment charge was applicable.
  General and administrative expenses decreased by € 1.0 million compared to the fourth quarter of 2007 and increased by € 0.3 million compared to the first quarter of 2007. The decrease compared to the fourth quarter of 2007 is partly attributable to lower information and communication expenses of € 0.4 million, mainly resulting from a non-recurring expense recorded in the fourth quarter of 2007. Lower professional fees (€ 0.6 million) and marketing and public relation expenses are partly offset by higher trading licenses and other general and administrative expenses.

Operating result

First quarter 2008 operating profit was € 6.1 million, compared with € 1.7 million profit in the first quarter of 2007 and an operating loss of € 1.7 million in the fourth quarter of 2007, mainly due to increased revenues from our high margin activities.

Operating margin, defined as operating result excluding the other gains and losses (net), the amortization expense and the impairment expense, amounted to € 7.0 million compared with € 0.1 million in the fourth quarter of 2007 and € 2.7 million in the first quarter of 2007. The operating margin calculated on this basis was 21.4% in the first quarter of 2008, compared to 0.3% and 8.9% in the fourth quarter and first quarter of 2007, respectively.

Net financing benefits and expenses

Net financing benefits amounted to € 0.7 million in the first quarter of 2008, compared to net financing costs of € 0.8 million recognized in the fourth quarter of 2007 and a benefit of € 0.7 million recognized in the first quarter of 2007.

The net financing benefit in the first quarter of 2008 mainly results from interest income on relatively high cash and cash equivalents positions during the period under review and the profit resulting from the sale of 0.6% of the 20% interest in CBOE Stock Exchange, LLC.

Income tax

Income tax expense from continuing operations in the first quarter of 2008 was € 2.2 million, representing a consolidated effective tax rate of 33% against a € 0.7 million benefit or 29% in the preceding quarter and a charge of € 1.5 million, or 64%, in the first quarter of 2007. The consolidated effective tax rate in all quarters reported reflects the impact of absence of (net) deferred tax asset position related to our US activities. The amount of non-recognized deferred tax assets related to our US activities approximates € 90 million at the end of the first quarter of 2008.

Furthermore, the income tax expense is impacted by a charge of € 1.2 million caused by the combined effect of a decline in the unrealized gain on the NYSE Euronext shares in the first quarter of 2008 and the absence of a deferred tax asset position in the US.

Discontinued operations

In our consolidated figures of the first quarter of 2008, certain activities and certain remaining expenses have been accounted for as the results from discontinued operations.

The net loss from discontinued operations before minority interest amounts to € 0.6 million in the first quarter of 2008 compared to € 69.0 million and € 5.3 million in the fourth and first quarter of 2007, respectively.

EPS

The weighted average number of outstanding shares to calculate basic earnings per share is 44.592.724, being the number of common shares outstanding at year-end 2007 adjusted for the weighted impact of treasury shares with - in addition - the weighted impact of the shares issued on January 2, 2008 in relation to the earn out 2006 of the acquisition of Curvalue, which are considered to be "earned" at January 1, 2007. In the calculation of the earnings per common share the preferred financing dividend and minority interest is deducted from the net result for the period and can be depicted as follows:

Calculation earning per share

(amounts in millions of Euros, except per share data)	Q1	Q1	Q4
	2008	2007*	2007*

Profit/(loss) for the period	4.0	(4.4)	(70.8)

Profit attributable to minority interest	-	(1.1)	0.2
Preferred financing dividend	0.9	1.0	0.9
Profit (loss) attributable to common equity holders of the Company	3.1	(4.3)	(71.9)

Average number of common shares outstanding	44,592,724	46,680,891	46,680,891

(Diluted) Profit (loss) per common share	0.07	(0.09)	(1.54)

Profit per common share from continuing operations was € 0.08 in the first quarter of 2008, compared to a loss of € 0.06 in the fourth quarter of 2007. The loss per common share from discontinued operations was € 0.01 per common share in the first quarter of 2008 compared to a loss of € 1.48 and € 0.09 in the fourth and first quarter of 2007, respectively.

Balance sheet

Balance sheet total

On March 31, 2008 our Balance Sheet total was € 2.0 billion compared to a Balance sheet total of € 1.1 billion recognized at December 31, 2007.

Intangible assets

Intangible assets, including goodwill, decreased from € 43.6 million at December 31, 2007 to

€ 43.0 million at March 31, 2008. This decrease is mainly due to the amortization of amortizable intangible fixed assets in the first quarter of 2008, partly offset by investments in software. No impairment charges were applicable for the period under review.

Guarantee capital

Guarantee capital, which consists of total equity including financing preferred capital decreased from € 118.5 million to € 103.0 million during the period under review.

This decrease is mainly due to the impact of the currency translation adjustments on foreign currency investments within the Group, the impact of the repurchase of shares during the first quarter of 2008 as well as a decline in the fair value reserve on available-for-sale assets. This decrease is partly offset by the profit for the period.

Cash and cash equivalents

The Group has approximately € 72 million of free available cash (including the disposition on trading positions and other assets (December 31, 2007: € 130 million)). The Company has a credit facility of € 15 million at a commercial bank.

Available-for-sale assets

Our participations in NYSE Euronext and ISE Stock Exchange, LLC are classified as available-for-sale assets.

NYSE Euronext shares

The balance sheet at March 31, 2008, reflects the number of NYSE Euronext shares owned, valued at the quoted bid price of those shares.

ISE Stock Exchange, LLC

Our investment in ISE Stock Exchange, LLC amounts to US $ 3.0 million or € 1.9 million and represents an interest of 3%.

Cash flow

Cash flow from operating activities

Cash flow from operating activities amounted to € 13.2 million negative in the first quarter of 2008, mainly due to the increase in our net non-trading working capital, partly offset by the profit for the period.

Cash flow from investing activities

Cash flow from investing activities amounted to € 3.2 million negative, mainly related to an investment of € 3.0 million and the purchase of software and PPE, partly offset by the proceed from the sale of part of our interest in CBOE Stock Exchange, LLC.

Cash flow from financing activities

Cash flow from financing activities amounted to € 68.1 million negative, mainly due to the repayment of subordinated borrowings of € 49.1 million and the repurchase of shares of € 13.2 million.

Subsequent events

On April 21, 2008, Van der Moolen Holding N.V. announced the proposal to nominate Mr. J.M. McNally as member of its Supervisory Board in the Annual General Meeting of Shareholders on May 22, 2008. The appointment of Mr. McNally is subject to the usual regulatory approvals.

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

Van der Moolen Holding N.V.
Consolidated Profit and Loss Account
(IFRS, Unaudited)*
(amounts in millions of Euros, except per share data)	Q1	Q1	Q4
	2008	2007*	2007*

Revenues	32.7	29.9	24.5

Other gains and losses - net	0.0	(0.0)	0.1

Exchange, clearing and brokerage fees/trading licenses	(5.9)	(9.0)	(6.5)
Employee benefit expense	(14.0)	(12.8)	(11.2)
Depreciation and amortization expenses	(1.3)	(1.3)	(1.3)
Impairment charges	-	-	(0.9)
General and administrative expenses	(5.4)	(5.1)	(6.4)

Total operating expenses	(26.6)	(28.2)	(26.3)

Operating profit (loss)	6.1	1.7	(1.7)

Net financing benefit / (expense)	0.7	0.7	(0.8)

Profit (loss) before income tax from continuing operations	6.8	2.4	(2.5)
Income tax benefit / (expense)	(2.2)	(1.5)	0.7
Profit (loss) for the period from continuing operations	4.6	0.9	(1.8)
Loss from discontinued operations before income tax	(0.6)	(5.6)	(70.1)
Income tax benefit / (expense)	0.0	0.3	1.1

Profit (loss) for the period from discontinued operations	(0.6)	(5.3)	(69.0)

Profit/(loss) for the period	4.0	(4.4)	(70.8)

Profit attributable to minority interest	-	(1.1)	0.2
Preferred financing dividend	0.9	1.0	0.9
Profit (loss) attributable to common equity holders of the Company	3.1	(4.3)	(71.9)

Average number of common shares outstanding	44,592,724	46,680,891	46,680,891
Diluted average number of common shares outstanding	44,592,724	46,680,891	46,680,891
Per common share data:
(Diluted) Profit (loss) from continuing operations per common share	0.08	0.00	(0.06)
(Diluted) profit (loss) from discontinued operations per common share	(0.01)	(0.09)	(1.48)
(Diluted) Profit (loss) per common share	0.07	(0.09)	(1.54)
*) figures adjusted for the discontinued operations
Van der Moolen Holding N.V. Revenue breakdown in millions of Euros	Q1 2008	Q1 2007*	Q4 2007*
Trading US	2.8	1.3	0.8
Brokerage US	1.4	-	2.0
Trading Securities Europe	7.5	8.0	6.8
Trading Derivatives Europe	19.4	15.7	12.5
Brokerage Europe	1.6	4.9	2.4
Total revenues	32.7	29.9	24.5

Van der Moolen Holding N.V. Operating margin (Operating profit before other gains and losses (net), before amortization and impairment of intangible fixed assets), breakdown in millions of Euros	Q1 2008	Q1 2007*	Q4 2007*
Trading US	0.6	(0.3)	0.1
Brokerage US	(0.1)	-	0.1
Trading Securities Europe	2.1	2.2	0.8
Trading Derivatives Europe	7.6	4.1	0.8
Brokerage Europe	(0.5)	(0.0)	(0.9)
Unallocated and Holding	(2.7)	(3.3)	(0.8)
Total operating profit before other gains and losses (net), before amortization and impairment of intangible fixed assets	7.0	2.7	0.1
*) figures adjusted for the discontinued operations

Van der Moolen Holding N.V.
Consolidated Balance Sheet
(IFRS, unaudited)
(amounts in millions of Euros)		March 31, 2008		December 31, 2007
Assets
Non-current assets
Intangible assets	43.0		43.6
Property, plant and equipment	3.5		3.6
Financial fixed assets	19.0		18.2
Available-for-sale financial assets	7.9		11.1

		73.4		76.5
Current assets
Securities owned	1,515.5		600.5
Due from clearing organizations and professional parties	216.9		74.9
Current assets and prepaid expenses	28.2		18.3
Cash and cash-equivalents	148.9		265.6

		1,909.5		959.3
Assets of disposal group classified as held for sale		8.3		9.0

Total assets		1,991.2		1,044.8

Equity and liabilities
Capital and reserves attributable to the Company's equity holders	103.0		118.5

Total equity		103.0		118.5
Non-current liabilities
Other non-current liabilities	11.1		12.1

		11.1		12.1
Current liabilities
Securities sold, not yet purchased	1,569.2		632.8
Due to clearing organizations and professional parties	189.3		76.1
Due to customers	10.0		4.7
Short-term borrowings	0.3		49.4
Bank overdrafts	58.8		84.1
Other current liabilities and accrued expenses	41.2		58.1

		1,868.8		905.2
Liabilities directly associated with the assets classified as held for sale		8.3		9.0
Total equity and liabilities		1,991.2		1,044.8

Guarantee capital		103.0		118.5

Van der Moolen Holding N.V.
Movement schedule of shareholders'equity
(IFRS, unaudited)

Movement in shareholders'equity
(Amounts in millions of Euros)	3 months		3 months
	2008		2007

Shareholders' equity at January 1		118.5		215.3
Currency exchange differences	(5.0)		(2.1)
Profit (loss) attributable to common equity holders of the Company	3.1		(4.3)
Contribution to dividend reserve financing preferred shareholders	0.9		1.0
Repurchase program of shares*	(13.2)		-
Fair value change on available-for-sale financial assets	(1.3)		(0.3)
		(15.5)		(5.7)
Shareholders' equity at March 31		103.0		209.6
* including direct costs
Van der Moolen Holding N.V.
Consolidated statement of cash flow
(IFRS, unaudited)

Consolidated statement of cash flow
(Amounts in millions of Euros)	3 months 2008	3 months 2007
Cash flow from operating activities	(13.2)	(76.6)

Cash flow from investing activities	(3.2)	(1.0)

Cash flow from financing activities	(68.1)	(25.3)

Currency exchange differences on cash and cash-equivalents, net of bank overdrafts	(6.9)	(0.3)

Change in cash and cash-equivalents, net of amounts of bank overdrafts	(91.4)	(103.2)

Cash and cash-equivalents, net of amounts of bank overdrafts at January 1	181.5	2.5

Cash and cash-equivalents, net of amounts of bank overdrafts at March 31	90.1	(100.7)

Basis of presentation

This interim report for the three months ended March 31, 2008 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Van der Moolen Holding NV for the year ended December 31, 2007 as included in the Annual Report 2007. Van der Moolen’s 2007 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’).

In preparing this financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended December 31, 2007. This financial report is unaudited.

Explanatory notes

Explanatory notes to the financial data reported are included in the front part of this interim report. To avoid duplication of data this information is not repeated.

CONTACT:
Van der Moolen
Investor Relations/Corporate Communications
Telephone: +31 (0)20 535 6789
www.vandermoolen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: May 22, 2008	By: /s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board

By: /s/ M. Wolfswinkel

name : M. Wolfswinkel
title: Member of the Executive Board